[GRAPHIC OMITTED] Acergy

PRESS RELEASE

           Acergy S.A. Announces Transition to International Financial
                           Reporting Standards (IFRS)

London, England - March 19, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today details of the impact on its consolidated financial statements of the transition from Accounting Principles Generally Accepted in the United States of America (US GAAP) to International Financial Reporting Standards (IFRS) both as issued by the International Accounting Standards Board and as endorsed for use in the European Union.

In accordance with European Union regulations, as implemented by Luxembourg, Acergy's results for the quarter ended February 29, 2008 will be the first results published in accordance with IFRS and will be published on April 9, 2008. These results and the financial statements for the year ending November 30, 2008 will include comparative IFRS financial information for 2007. Disclosure notes as required by IFRS will be provided in the 2008 financial statements.

The adoption of IFRS does not change the Group's underlying performance, strategy, risk management processes or cash flows. Backlog data is unaffected.

The effects of the transition adjustments are summarised as follows:

- Net operating revenue from continuing operations for the year ended November 30, 2007 is unchanged at $2,663.4 million.

- Net income from continuing operations for the year ended November 30, 2007 is reduced from $147.7 million under US GAAP to $128.6 million, and diluted earnings per share from all operations for the same period is reduced from $0.77 under US GAAP to $0.76 under IFRS.

- Adjusted EBITDA(a) for the year ended November 30, 2007 increased from $438.4 million under US GAAP to $441.1 million under IFRS.

- Adjusted EBITDA margin for the year ended November 30, 2007 increased from 16.5% under US GAAP to 16.6% under IFRS.

- Total equity increases from $728.7 million under US GAAP to $819.0 million under IFRS as at November 30, 2007.

2008 Earnings Guidance

Previously issued guidance is unchanged by the adoption of IFRS with the exception of capital expenditure guidance. The requirement to treat dry-dock costs as capital expenditure rather than non-current prepayments increases expected capital expenditure commitments for 2008 from $145 million to $200 million.

Explanation of transition to IFRS

IFRS 1 - First-time Adoption of International Financial Reporting Standards - requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (November 30, 2008). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (December 1, 2006) and throughout all periods presented in the first IFRS financial statements.

The accounting policies used to prepare this document are in compliance with those accounting standards and interpretations of IFRS effective, or issued and early adopted, at the date of this release, and are attached as Appendix 1, which also describes the elections made by the Group upon

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                                                        [GRAPHIC OMITTED] Acergy

implementation of IFRS. The accounting standards and interpretations of IFRS that will be applicable at November 30, 2008 are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare this financial information are subject to change up to the reporting date of Acergy's first IFRS financial statements.

In preparing the opening IFRS balance sheet, Acergy has reconciled amounts reported previously in financial statements prepared in accordance with its old basis of accounting (US GAAP) to IFRS. An explanation of how the transition from US GAAP to IFRS has affected Acergy's shareholders' equity and net income is set out in the tables below.

The restatement/reconciliation tables and the Appendices have been prepared only for the transition to IFRS. Given this specific aim, the information provided in this document is not intended to be a substitute for the full financial statement disclosure that will be provided in the first complete financial statements prepared under IFRS for the year ending November 30, 2008.

Impact on cash flow statement - Acergy prepares its cash flow statement for both US GAAP and IFRS using the indirect method. Consequently, adjustments made to working capital items in the balance sheet on conversion to IFRS lead to an adjustment in the IFRS cash flow statement.

Description of Principal Changes

The principal changes required by the implementation of IFRS are summarised below. Where applicable, the impact of adjustments are presented net of any related deferred tax adjustment.

IFRS 1 - First-time Adoption of IFRS

Cumulative Translation Differences - IFRS 1 allows cumulative currency translation differences to be set to zero as at the transition date and translation differences arising subsequently are accumulated from that date. The effect of this was a one-off reduction of the accumulated deficit as at December 1, 2006 of $18.1 million, with no effect on equity or net income.

Dry-dock Expenditure - Under US GAAP, expenditure incurred to maintain a vessel's classification, is deferred and amortised over the period until the next dry docking is scheduled for the asset (i.e. 2.5 years to 5 years). Under IFRS it is capitalised as a distinct component of the asset and depreciated over the same period.

The effect is to reclassify $31.2 million of deferred dry-dock expenditure from non-current prepayments (US GAAP) to property, plant and equipment (IFRS) at November 30, 2007 (2006: $28.4 million) with no effect on equity.

IFRS 2 - Share-based Payments

IFRS requires the estimated future corporate income tax and social security impacts of share options to be accrued in the current results, based on the share price at the reporting date. US GAAP requires recognition of payroll taxes only when the tax is levied. In addition deferred tax is calculated based on the tax deduction for the share-based payment under the applicable tax law, whereas under US GAAP this was based on the accounting expense and adjusted up/down at realisation of the tax benefit/deficit.

The effect of this adjustment is to increase deferred income tax assets by $7.9 million as at November 30, 2007 (2006: $10.4 million), and trade and other payables by $9.9 million as at November 30, 2007 (2006: $13.0 million). The net effect on equity is a $2.0 million reduction as at November 30, 2007 (2006:
$2.6 million). Net income for the year increases by $1.6 million for the year ended November 30, 2007.

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                                                        [GRAPHIC OMITTED] Acergy

IAS 12 - Income Taxes

IFRS introduces a number of detailed provisions, some of which differ to those under US GAAP. As a result of these differences under IFRS, in the year ended November 30, 2007 an additional $12.4 million tax charge was recorded in respect of gains on intercompany asset sales. This is in addition to recording the tax effect of the accounting adjustments identified as a result of conversion to IFRS. These tax effects are described, as applicable, alongside the discussion of the related IFRS adjustment.

IAS 16 - Property, Plant and Equipment
Under IFRS, the reversal of a prior impairment by one of Acergy's non-consolidated joint ventures (NKT Flexibles) results in increased depreciation charges. Refer to the discussion below in respect of IAS 36 for details of the reversal of the impairment. The effect of this is to reduce the share of net income of non-consolidated joint ventures and associates by $1.4 million in the year ended November 30, 2007.

IAS 19 - Employee Benefits

The pension funding shortfalls attributable to actuarial gains and losses, which under US GAAP were spread over future periods through the income statement, are required to be recorded in full in equity under IFRS.

The effect is an increase in pension liabilities of $12.8 million as at November 30, 2007 (2006: $15.1 million), resulting in an after tax reduction in shareholders' equity of $10.3 million as at November 30, 2007 (2006: $15.3 million).

IAS 27 - Consolidated and Separate Financial Statements

Under IFRS, minority interests are classified as equity rather than as liabilities under US GAAP.

The effect of this is an increase in equity of $18.1 million at November 30, 2007 (2006: $18.7 million), with a corresponding decrease in non-current liabilities.

IAS 32/39 - Financial Instruments

IFRS requires separate valuation of the equity option associated with convertible notes.

The effect of this adjustment is a decrease in borrowings of $119.7 million at November 30, 2007 (2006: $135.5 million) with a corresponding after-tax increase in shareholders' equity at November 30, 2007 of $94.3 million (2006: $108.8 million). Reported borrowing costs for the year ended November 30, 2007 increase by $14.5 million in respect of the amortisation of the discount.

Under IFRS the impact of hedging capital expenditure transactions is included in the cost of construction and depreciated over the useful life of the asset, whereas under US GAAP the amounts are deferred in equity and are amortised to income as the asset is depreciated.

The effect of this adjustment is a decrease in property, plant and equipment of $5.6 million at November 30, 2007 (2006: $2.2 million), with a corresponding decrease in equity.

IAS 36 - Impairment of Assets

IFRS requires an asset impairment to be reversed in the event of a subsequent increase in the recoverable amount of the asset. US GAAP does not permit this. In 2006 the non-consolidated joint venture NKT Flexibles reversed an impairment charge in its IFRS books that it had recorded in 2002 in respect of under-utilisation of its manufacturing plant.

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                                                        [GRAPHIC OMITTED] Acergy

The effect of this reversal is an increase in investment in associates of $7.2 million as at November 30, 2007 (2006: $8.6 million), with an equivalent reduction in accumulated deficit. Acergy's share of the associated increased depreciation charge for the year ended November 30, 2007 is $1.4 million after tax, and is included in the share of results of associates.

IAS 38 - Intangible Assets

IFRS requires development costs incurred to establish patents to be capitalised and amortised over the useful life of the patents concerned. The only capitalised patents in the Group are those developed by NKT Flexibles and capitalised in the fourth quarter of 2007. The effect of this is an increase in net equity as at November 30, 2007 of $1.6 million.

                                                        [GRAPHIC OMITTED] Acergy

Reconciliation of Consolidated Net Income

                                                                                                                           Twelve
                                                                                                                           Months
                                                                               Three Months Ended                          Ended
                                                            --------------------------------------------------------    -----------
                                                              Feb 28,        May 31,        Aug 31,         Nov 30,       Nov 30,
                                                               2007           2007           2007            2007          2007
Adjustments required                                        -----------    -----------    -----------    -----------    -----------
In $ millions                                                Unaudited      Unaudited      Unaudited      Unaudited       Audited
---------------------------------------------------------   -----------    -----------    -----------    -----------    -----------
Consolidated net income /(loss) under US GAAP                      40.4           52.1           79.9          (18.8)         153.6
IFRS 2 - Share-Based Payments                                       1.0            0.4           (1.6)           1.8            1.6
IAS 12 - Income Taxes (1)                                             -              -              -          (12.4)         (12.4)
IAS 16 - Property, Plant And Equipment                             (0.5)          (0.5)          (0.5)          (0.5)          (2.0)
IAS 19 - Employee Benefits                                            -              -              -           (0.6)          (0.6)
IAS 27 - Consolidated and Separate Financial Statements             0.7            0.3            2.8            3.4            7.2
IAS 32/39 - Financial Instruments                                  (3.6)          (3.5)          (3.7)          (3.7)         (14.5)
IAS 38 - Intangible Assets                                            -              -              -            1.6            1.6
Other non-material items                                            0.2              -           (0.1)          (0.1)             -
                                                            -----------    -----------    -----------    -----------    -----------
Net changes                                                        (2.2)          (3.3)          (3.1)         (10.5)         (19.1)
                                                            -----------    -----------    -----------    -----------    -----------
Consolidated net income /(loss) under IFRS                         38.2           48.8           76.8          (29.3)         134.5
                                                            -----------    -----------    -----------    -----------    -----------

----------
(1) The deferred tax impacts of non-tax IFRS adjustments are included in the line to which they relate.

Reconciliation of Shareholders' Equity

                                                             As at Dec      As at Feb      As at May      As at Aug      As at Nov
                                                              1, 2006       28, 2007       31, 2007       31, 2007       30, 2007
Adjustments required                                        -----------    -----------    -----------    -----------    -----------
In $ millions                                                 Audited       Unaudited      Unaudited      Unaudited       Audited
---------------------------------------------------------   -----------    -----------    -----------    -----------    -----------
US GAAP equity                                                    699.7          659.9          623.8          712.0          728.7
IFRS 2 - Share-Based Payments                                      (2.6)          (1.5)          (2.5)          (2.6)          (2.0)
IAS 12 - Income Taxes (1)                                             -              -              -              -          (12.4)
IAS 19 - Employee Benefits                                        (15.3)         (15.3)         (15.3)         (15.3)         (10.3)
IAS 27 - Consolidated and Separate Financial Statements            18.7           19.4           14.5           14.0           18.1
IAS 32/39 - Financial Instruments                                 106.6          101.5           97.2           93.6           88.7
IAS 36 - Impairment of Assets                                       8.6            8.3            7.9            7.6            7.2
IAS 38 - Intangible Assets                                            -              -              -              -            1.6
Other non-material items                                              -           (0.4)          (1.3)          (1.4)          (0.6)
                                                            -----------    -----------    -----------    -----------    -----------
Net changes                                                       116.0          112.0         100.5.           95.9           90.3
                                                            -----------    -----------    -----------    -----------    -----------
Consolidated net equity under IFRS                                815.7          771.9          724.3          807.9          819.0
                                                            -----------    -----------    -----------    -----------    -----------

----------
(1) The deferred tax impacts of non-tax IFRS adjustments are included in the line to which they relate.

Contacts:                                       With effect from March 25, 2008:
Karen Menzel                                    Karen Menzel
Acergy S.A.                                     Acergy S.A.
+44 (0)20 7290 1744                             +44 (0)20 8210 5568
karen.menzel@acergy-group.com                   karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please
contact: kelly.good@acergy-group.com
--------------------------------------------------------------------------------
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
--------------------------------------------------------------------------------

                                                        [GRAPHIC OMITTED] Acergy

(a) Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group's performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group's operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the group's liquidity. The reconciliation of the group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation, excluding impairment charges of long lived tangible assets and gains and losses on disposal of subsidiaries and long lived tangible assets. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The statements include, but are not limited to, statements as to the expected timing of the publication of our first quarterly results and the disclosure notes in accordance with IFRS, statements as to the adoption of IFRS for our annual consolidated financial statements and statements as to possible changes to our accounting policies. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Appendices:

The following documents are included as appendices:

     1. Summary of significant IFRS accounting policies
     2. Analyses of transition adjustments

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS UNDER IFRS
                (In $ millions, except share and per share data)

                                                               Three          Three          Three         Three          Twelve
                                                              Months         Months          Months        Months         Months
                                                               Ended          Ended          Ended         Ended          Ended
                                                             February          May           August       November       November
                                                             28, 2007       31, 2007        31, 2007      30, 2007       30, 2007
                                                             Unaudited      Unaudited      Unaudited      Unaudited       Audited
                                                            -----------    -----------    -----------    -----------    -----------
Net operating revenue from continuing operations                  565.8          634.0          709.2          754.4        2,663.4
Operating expenses                                               (470.1)        (509.4)        (546.6)        (594.6)      (2,120.7)
                                                            -----------    -----------    -----------    -----------    -----------
Gross profit                                                       95.7          124.6          162.6          159.8          542.7
Selling, general and administrative expenses                      (48.3)         (55.9)         (56.4)         (67.1)        (227.7)
Other operating income/(loss), net                                  0.4            0.1           (0.2)           0.1            0.4
Share of net income of non-consolidated joint ventures              2.1           13.9           10.5            5.0           31.5
                                                            -----------    -----------    -----------    -----------    -----------
Net operating income from continuing operations                    49.9           82.7          116.5           97.8          346.9
Investment income                                                   8.8            7.9            6.4            7.7           30.8
Other gains and losses                                             (1.4)           7.4            1.9           (5.8)           2.1
Finance costs                                                      (7.3)          (7.3)          (7.7)         (16.7)         (39.0)
                                                            -----------    -----------    -----------    -----------    -----------
Net income before taxes from continuing operations                 50.0           90.7          117.1           83.0          340.8
Income tax provision                                              (16.1)         (42.5)         (40.3)        (113.3)        (212.2)
                                                            -----------    -----------    -----------    -----------    -----------
Net income/(loss) from continuing operations                       33.9           48.2           76.8          (30.3)         128.6
Income/(loss) from discontinued operations                          4.3            0.6              -            1.0            5.9
                                                            -----------    -----------    -----------    -----------    -----------
Net income for the Period                                          38.2           48.8           76.8          (29.3)         134.5
                                                            ===========    ===========    ===========    ===========    ===========
Attributable to:
Equity Holders                                                     37.5           48.5           74.0          (32.7)         127.3
Minority Interests                                                  0.7            0.3            2.8            3.4            7.2
                                                            -----------    -----------    -----------    -----------    -----------
Net income/(loss)                                                  38.2           48.8           76.8          (29.3)         134.5
                                                            ===========    ===========    ===========    ===========    ===========

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF OPERATIONS UNDER IFRS Cont'd
                (In $ millions, except share and per share data)

                                                               Three          Three          Three          Three          Twelve
                                                              Months          Months         Months        Months          Months
                                                               Ended          Ended          Ended          Ended          Ended
                                                             February          May           August       November        November
                                                             28, 2007        31, 2007       31, 2007      30, 2007        30, 2007
                                                             Unaudited      Unaudited      Unaudited      Unaudited       Audited
                                                            -----------    -----------    -----------    -----------    -----------
PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
  Basic
  Continuing operations                                            0.18           0.26           0.41          (0.17)          0.68
  Discontinued operations                                          0.02              -              -           0.01           0.03
                                                            -----------    -----------    -----------    -----------    -----------
  Net earnings                                                     0.20           0.26           0.41          (0.16)          0.71
                                                            ===========    ===========    ===========    ===========    ===========
  Diluted
  Continuing operations                                            0.19           0.26           0.39          (0.17)          0.73
  Discontinued operations                                          0.02              -              -           0.01           0.03
                                                            -----------    -----------    -----------    -----------    -----------
  Net earnings                                                     0.21           0.26           0.39          (0.16)          0.76
                                                            ===========    ===========    ===========    ===========    ===========
Weighted Average number of Common Shares and
 Common Share equivalents outstanding
Basic                                                             190.8          187.2          187.8          187.9          188.4
Dilutive effect of share options                                    5.2            4.0            3.5              -            4.1
Dilutive effect of convertible debt                                20.8           20.8           20.8              -           20.8
                                                            -----------    -----------    -----------    -----------    -----------
Diluted                                                           216.8          212.0          212.1          187.9          213.3
                                                            ===========    ===========    ===========    ===========    ===========
SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                             53.0           84.7           67.7           55.6          261.0
Depreciation and amortisation                                      21.1           22.2           24.1           26.5           93.9
Impairment                                                            -            0.2              -            0.1            0.3

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                        CONSOLIDATED IFRS BALANCE SHEETS
                                 (In $ millions)

                                                               As at          As at          As at          As at          As at
                                                              December      February        May 31,       August 31,      November
                                                              1, 2006       28, 2007         2007            2007         30, 2007
                                                              Audited       Unaudited      Unaudited      Unaudited       Audited
                                                            -----------    -----------    -----------    -----------    -----------
ASSETS
Non-current assets
Intangible assets                                                   4.1            4.0            4.0            3.9            3.7
Property, plant and equipment                                     673.2          702.3          756.4          788.7          814.2
Interest in associates                                             76.9           91.8           97.2          102.4          106.4
Loans and Receivables                                              37.6           50.0           53.1           25.5           40.9
Deferred income tax assets                                         47.5           50.7           40.7           43.4           59.9
                                                            -----------    -----------    -----------    -----------    -----------
Total Non-current assets                                          839.3          898.8          951.4          963.9        1,025.1

Current assets
Inventories                                                        22.1           23.6           25.6           34.9           29.2
Trade and other receivables                                       412.0          344.4          456.9          424.2          506.4
Other accrued income and prepaid expenses                         205.6          142.5          192.0          268.9          273.4
Restricted cash balances                                            4.1            6.8            4.1           37.2            8.9
Assets held for sale                                               16.7            1.6            4.4            9.5            1.1
Cash and cash equivalents                                         717.5          728.7          500.2          518.1          582.7
                                                            -----------    -----------    -----------    -----------    -----------
Total Current assets                                            1,378.0        1,247.6        1,183.2        1,292.8        1,401.7
                                                            -----------    -----------    -----------    -----------    -----------
Total assets                                                    2,217.3        2,146.4        2,134.6        2,256.7        2,426.8
                                                            ===========    ===========    ===========    ===========    ===========

EQUITY
Capital and reserves attributable to equity holders
Share capital                                                     389.0          389.9          389.9          389.9          389.9
Own shares                                                        (17.5)        (100.3)        (117.7)        (112.9)        (111.2)
Paid-in Surplus                                                   480.0          501.5          503.9          494.3          492.9
Equity reserve                                                    110.7          110.7          110.7          110.7          110.7
Translation Reserve                                                   -           (1.6)          (1.1)           6.0           29.1
Accumulated Deficit                                              (137.1)        (127.1)        (153.1)         (70.6)         (88.6)
Other reserves                                                    (28.1)         (20.6)         (22.8)         (23.5)         (21.9)
                                                            -----------    -----------    -----------    -----------    -----------
Equity attributable to equity holders of the parent               797.0          752.5          709.8          793.9          800.9
Minority interest                                                  18.7           19.4           14.5           14.0           18.1
                                                            -----------    -----------    -----------    -----------    -----------
Total equity                                                      815.7          771.9          724.3          807.9          819.0

LIABILITIES
Non-current liabilities
Borrowings                                                        371.6          374.6          378.5          382.5          386.6
Deferred income tax liabilities                                    31.2           30.7           28.6           29.1           35.6
Retirement benefit obligations                                     44.6           43.6           44.1           45.7           49.6
Other liabilities                                                  28.3           21.9           29.5           35.7           35.8
                                                            -----------    -----------    -----------    -----------    -----------
Total Non-current liabilities                                     475.7          470.8          480.7          493.0          507.6

Current liabilities
Trade and other payables                                          676.1          632.9          682.8          698.6          742.1
Construction Contracts - Amounts due to clients                   234.8          243.9          209.7          201.7          197.6
Current income tax liabilities                                     12.6           23.7           33.9           52.3          157.3
Borrowings                                                          2.4            3.2            3.2            3.2            3.2
                                                            -----------    -----------    -----------    -----------    -----------
Total Current liabilities                                         925.9          903.7          929.6          955.8        1,100.2
                                                            -----------    -----------    -----------    -----------    -----------
Total liabilities                                               1,401.6        1,374.5        1,410.3        1,448.8        1,607.8
                                                            -----------    -----------    -----------    -----------    -----------
Total equity and liabilities                                    2,217.3        2,146.4        2,134.6        2,256.7        2,426.8
                                                            ===========    ===========    ===========    ===========    ===========

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
          STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT ON AN IFRS BASIS
                    FOR TWELVE MONTHS ENDED NOVEMBER 30, 2007
                                 (In $ millions)

     Balance, December 1, 2006                                           (137.1)
     Net income for twelve months ended November 30, 2007                 127.3
     Dividends paid                                                       (37.5)
     Loss on sale of own shares                                           (41.3)
                                                                     ----------
     Balance, November 30, 2007                                           (88.6)
                                                                     ==========

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (In $ millions)

                                                                       Acergy     Acergy                Acergy
                                                     Acergy Africa    Northern     North      Acergy    Asia &
For the three months ended                                 &          Europe &   America &     South    Middle     Acergy
February 28, 2007                                    Mediterranean     Canada      Mexico     America    East     Corporate   Total
--------------------------------------------------   -------------    --------   ---------   --------   -------   ---------   -----
Net operating revenue                                        281.8       237.8         0.4       29.8      15.5         0.5   565.8
Net operating income/(loss)                                   11.2        39.4        (0.8)      (3.1)      1.3         1.9    49.9
  Investment income                                                                                                             8.8
  Other gains and losses                                                                                                       (1.4)
  Finance costs                                                                                                                (7.3)
                                                     -------------    --------   ---------   --------   -------   ---------   -----
Net income before taxes from continuing operations                                                                             50.0
                                                     -------------    --------   ---------   --------   -------   ---------   -----

                                                                       Acergy     Acergy                Acergy
                                                     Acergy Africa    Northern     North      Acergy    Asia &
For the three months ended                                 &          Europe &   America &     South    Middle     Acergy
May 31, 2007                                         Mediterranean     Canada      Mexico     America    East     Corporate   Total
--------------------------------------------------   -------------    --------   ---------   --------   -------   ---------   -----
Net operating revenue                                        346.4       216.2         0.2       53.9      16.9         0.4   634.0
Net operating income/(loss)                                   52.6        32.2         0.2       (0.3)     (8.2)        6.2    82.7
  Investment income                                                                                                             7.9
  Other gains and losses                                                                                                        7.4
  Finance costs                                                                                                                (7.3)
                                                     -------------    --------   ---------   --------   -------   ---------   -----
Net income before taxes from continuing operations                                                                             90.7
                                                     -------------    --------   ---------   --------   -------   ---------   -----

                                                                       Acergy     Acergy                Acergy
                                                     Acergy Africa    Northern     North      Acergy    Asia &
For the three months ended                                 &          Europe &   America &     South    Middle     Acergy
August 31, 2007                                      Mediterranean     Canada      Mexico     America    East     Corporate   Total
--------------------------------------------------   -------------    --------   ---------   --------   -------   ---------   -----
Net operating revenue                                        336.0       280.7         1.4       63.3      27.9        (0.1)  709.2
Net operating income/(loss)                                   55.9        59.6        (3.1)      (0.9)    (11.6)       16.6   116.5
  Investment income                                                                                                             6.4
  Other gains and losses                                                                                                        1.9
  Finance costs                                                                                                                (7.7)
                                                     -------------    --------   ---------   --------   -------   ---------   -----
Net income before taxes from continuing operations                                                                            117.1
                                                     -------------    --------   ---------   --------   -------   ---------   -----

                                                                       Acergy     Acergy                Acergy
                                                     Acergy Africa    Northern     North      Acergy    Asia &
For the three months ended                                 &          Europe &   America &     South    Middle     Acergy
November 30, 2007                                    Mediterranean     Canada      Mexico     America    East     Corporate   Total
--------------------------------------------------   -------------    --------   ---------   --------   -------   ---------   -----
Net operating revenue                                        434.2       172.9         1.1      101.0      42.2         3.0   754.4
Net operating income/(loss)                                  109.5        (2.9)       (1.3)      (8.7)    (10.2)       11.4    97.8
  Investment income                                                                                                             7.7
  Other gains and losses                                                                                                       (5.8)
  Finance costs                                                                                                               (16.7)
                                                     -------------    --------   ---------   --------   -------   ---------   -----
 Net income before taxes from continuing operations                                                                            83.0
                                                     -------------    --------   ---------   --------   -------   ---------   -----

                                                                      Acergy     Acergy                Acergy
                                                     Acergy Africa   Northern     North      Acergy    Asia &
For the twelve months ended                                &         Europe &   America &     South    Middle     Acergy
November 30, 2007                                    Mediterranean    Canada      Mexico     America    East     Corporate   Total
--------------------------------------------------   -------------   --------   ---------   --------   -------   ---------  -------
Net operating revenue                                      1,398.4      907.6         3.1      248.0     102.5         3.8  2,663.4
Net operating income/(loss)                                  229.2      128.3        (5.0)     (13.0)    (28.7)       36.1    346.9
  Investment income                                                                                                            30.8
  Other gains and losses                                                                                                        2.1
  Finance costs                                                                                                               (39.0)
                                                     -------------   --------   ---------   --------   -------   ---------  -------
Net income before taxes from continuing operations                                                                            340.8
                                                     -------------   --------   ---------   --------   -------   ---------  -------

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
        RECONCILIATION OF NET OPERATING INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (In $ millions, except percentages)

                                            Three        Three         Three         Three         Twelve
                                           Months        Months        Months        Months        Months
                                            Ended        Ended         Ended         Ended         Ended
                                          February        May          August       November      November
                                          28, 2007      31, 2007      31, 2007      30, 2007      30, 2007
                                         Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
                                        -----------   -----------   -----------   -----------   ------------
Net operating income from continuing
 operations                                    49.9          82.7         116.5          97.8          346.9
                                        -----------   -----------   -----------   -----------   ------------
Depreciation and amortisation                  21.1          22.2          24.1          26.5           93.9
Impairments                                       -           0.2             -           0.1            0.3
                                        -----------   -----------   -----------   -----------   ------------
Adjusted EBITDA                                71.0         105.1         140.6         124.4          441.1
                                        -----------   -----------   -----------   -----------   ------------
Net operating revenue from continuing
 operations                                   565.8         634.0         709.2         754.4        2,663.4
                                        -----------   -----------   -----------   -----------   ------------
Adjusted EBITDA %                              12.5%         16.6%         19.8%         16.5%          16.6%
                                        -----------   -----------   -----------   -----------   ------------

                          ACERGY S.A. AND SUBSIDIARIES
        RECONCILIATION OF NET INCOME / (LOSS) FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (In $ millions, except percentages)

                                            Three        Three         Three         Three         Twelve
                                           Months        Months        Months        Months        Months
                                            Ended        Ended         Ended         Ended         Ended
                                          February        May          August       November      November
                                          28, 2007      31, 2007      31, 2007      30, 2007      30, 2007
                                         Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
                                        -----------   -----------   -----------   -----------   ------------
Net income from continuing operations          33.9          48.2          76.8         (30.3)         128.6
Depreciation and amortisation                  21.1          22.2          24.1          26.5           93.9
Investment income                              (8.8)         (7.9)         (6.4)         (7.7)         (30.8)
Other gains and losses                          1.4          (7.4)         (1.9)          5.8           (2.1)
Finance costs                                   7.3           7.3           7.7          16.7           39.0
Impairments                                       -           0.2             -           0.1            0.3
Income tax provision                           16.1          42.5          40.3         113.3          212.2
                                        -----------   -----------   -----------   -----------   ------------
Adjusted EBITDA                                71.0         105.1         140.6         124.4          441.1
                                        -----------   -----------   -----------   -----------   ------------
Net operating revenue from continuing
 operations                                   565.8         634.0         709.2         754.4        2,663.4
                                        -----------   -----------   -----------   -----------   ------------
Adjusted EBITDA %                              12.5%         16.6%         19.8%         16.5%          16.6%
                                        -----------   -----------   -----------   -----------   ------------

                                                        [GRAPHIC OMITTED] Acergy

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF ACERGY S.A.

Report on the preliminary opening IFRS balance sheet

We have audited the preliminary opening IFRS balance sheet of Acergy S.A. (the "Company") and its subsidiaries (the "Group") as at December 1, 2006, the reconciliation of shareholders' equity as at December 1, 2006 and the related basis of preparation and statement of significant accounting policies (hereinafter the "Opening Financial Information").

Use of report

This report is made solely to the Board of Directors (the "Directors"), in accordance with our engagement letter dated 22 November 2007 and solely for the purpose of assisting with the Company's transition to IFRS. Our audit work has been undertaken so that we might state to the Company's Board of Directors those matters we are required to state to them in an independent auditors' report and for no other purpose. To the fullest extent permitted by law, we will not accept or assume responsibility to anyone other than the Company for our audit work, for our report, or for the opinions we have formed.

Responsibilities of Directors for the Opening Financial Information

The Company's Directors are responsible for the preparation and fair presentation of the Opening Financial Information on the basis set out in Appendix 1, which describes how IFRS will be applied under IFRS 1, First-time Adoption of International Financial Reporting Standards, including the accounting policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at November 30, 2008. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial information that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the Opening Financial Information based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Opening Financial Information is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Opening Financial Information. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the preliminary opening IFRS balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the Opening Financial Information in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the preliminary opening IFRS balance sheet.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the Opening Financial Information is prepared, in all material respects, on the basis set out in Appendix 1 which describes how IFRS will be applied under IFRS 1, including the accounting policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at November 30, 2008.

Without qualifying our opinion, we draw attention to the fact that Appendix 1 explains why there is a possibility that the accompanying preliminary opening IFRS balance sheet may require adjustment before constituting the final opening IFRS balance sheet included in the Company's first full IFRS financial statements as at 30 November, 2008. Moreover, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRSs.


Deloitte & Touche LLP
Chartered Accountants
London
19 March 2008

                                                        [GRAPHIC OMITTED] Acergy

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF ACERGY S.A.

Report on the preliminary comparative IFRS financial information

We have audited the preliminary comparative IFRS financial information of Acergy S.A. (the "Company") and its subsidiaries (the "Group"), which comprise the balance sheet as at November 30, 2007, the reconciliation of shareholders' equity as at November 30, 2007, the income statement for the year ended November 30, 2007, the reconciliation of consolidated net income for the year ended November 30, 2007, and the related basis of preparation and statement of significant accounting policies (hereinafter the "Comparative Financial Information").

Use of report

This report is made solely to the Board of Directors (the "Directors"), in accordance with our engagement letter dated 10 March 2008 and solely for the purpose of assisting with the Company's transition to IFRS. Our audit work has been undertaken so that we might state to the Company's Board of Directors those matters we are required to state to them in an independent auditors' report and for no other purpose. To the fullest extent permitted by law, we will not accept or assume responsibility to anyone other than the Company for our audit work, for our report, or for the opinions we have formed.

Responsibilities of Directors for the Comparative Financial Information

The Company's Directors are responsible for the preparation and fair presentation of the Comparative Financial Information on the basis set out in Appendix 1, which describes how IFRS will be applied under IFRS 1, First-time Adoption of International Financial Reporting Standards, including the accounting policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at November 30, 2008. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial information that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on this Comparative Financial Information based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Comparative Financial Information is free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the Comparative Financial Information. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Comparative Financial Information, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the Comparative Financial Information in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Comparative Financial Information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the Comparative Financial Information is prepared, in all material respects, on the basis set out in Appendix 1 which describes how IFRS will be applied under IFRS 1, including the accounting policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at November 30, 2008.

Without qualifying our opinion, we draw attention to the fact that Appendix 1 explains why there is a possibility that the accompanying preliminary comparative IFRS financial information may require adjustment before constituting the final comparative IFRS financial information included in the Company's first full IFRS financial statements as at November 30, 2008. Moreover, we draw attention to the fact that, under IFRSs, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRSs.


Deloitte & Touche LLP
Chartered Accountants
London

19 March 2008

                                                        [GRAPHIC OMITTED] Acergy

Appendix 1 - Summary of significant IFRS accounting policies

Basis of preparation
This International Financial reporting Standards (IFRS) financial information has been prepared to present the impact of conversion from US GAAP to IFRS. The IFRS financial information does not constitute a full set of statutory financial statements in compliance with the disclosure requirements of IFRS.

The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB to date. These standards are subject to ongoing amendment by the IASB and are therefore subject to possible change. Information contained in this report may require updating for any adjustments resulting from any amendments to IFRS and IFRIC interpretations.

The IFRS financial information has been prepared on the basis of the provisional accounting policies to be adopted by the Group for the year ending November 30, 2008 as presented below. The provisional accounting policies and/or the quantified impact of conversion to IFRS could change if new standards, interpretations or accounting guidance were to apply to IFRS in the year ending November 30, 2008.

Acergy's consolidated financial statements are prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value, and retirement benefit obligations that have been measured using actuarial techniques. The consolidated financial statements are presented in US Dollars and all values are rounded to the nearest million except when otherwise indicated.

The financial statements of the joint ventures and associates are prepared for the same reporting period as the parent company. Where necessary, adjustments are made to bring the joint ventures and associates' accounting policies in line with those of the Group.

Statement of compliance
The consolidated financial statements of Acergy S.A. and all its subsidiaries (the 'Group') are prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. The Group has applied all accounting standards and interpretations issued by the International Accounting Standards Board and International Financial Reporting Interpretations Committee relevant to its operations. The transition date for adoption of IFRS was December 1, 2006.

First time application of IFRS
Elections
IFRS 1, First-time Adoption of International Financial Reporting Standards, provides for the retrospective application of standards, with the exception of certain obligatory provisions and some limited exemptions. The Group has elected to utilise the following exemptions.

Business Combinations
IFRS 3, Business Combinations, has not been applied to the Group's business combinations prior to the date of transition of December 1, 2006.

Fair value as deemed cost
Certain items of property, plant and equipment were revalued downwards to fair value under previous GAAP. The Group has elected to use this amount as deemed cost under IFRS at the date of the revaluation.

                                                        [GRAPHIC OMITTED] Acergy

Translation Gains and Losses in Relation to Foreign Entities
The Group has elected to reclassify cumulative translation gains and losses at December 1, 2006 under Accumulated Deficit. If a subsidiary is disposed of, the disposal gain or loss will only include the translation gains and losses recognised after December 1, 2006.

Share-Based Payment Transactions
The Group has elected to apply IFRS 2 Share-based Payment in respect of share options granted since November 7, 2002.

Basis of consolidation
The consolidated financial statements comprise the financial statements of the Group as at November 30 each year. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Control is defined as the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The Group's investments in associates and non-consolidated joint ventures are accounted for using the equity method of accounting.

All intra-group balances, income and expenses and unrealised gains and losses resulting from intra-group transactions are eliminated in full.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from parent shareholders' equity.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination (see below) and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Foreign currency translation
The consolidated financial statements are presented in US Dollars, which is the Group's reporting currency.

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency, which is defined as the currency of the primary economic environment in which the entity operates. This is usually the local currency, but the US Dollar is designated as functional currency of certain entities where transactions and cash flows are predominantly in US Dollars.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss. Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

                                                        [GRAPHIC OMITTED] Acergy

The assets and liabilities of foreign operations are translated into US Dollars at the rate of exchange ruling at the balance sheet date and their income and expense items are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Such cost includes major spare parts acquired and held for future use in a specific ship or plant.

Assets under construction are carried at cost, less any recognised impairment loss. Cost includes external professional fees and, for major assets, borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets commences when the assets are ready for their intended use.

Dry dock expenditure, where incurred to maintain a vessel's classification, is capitalised as a distinct component of the asset and amortised over the period until the next dry docking is scheduled for the asset (i.e. 2 1/2 to 5 years). All other repair and maintenance costs are recognised in profit or loss as incurred.

Depreciation is calculated on a straight line basis over the useful life of the asset as follows:

     Construction support ships...........................    10 to 25 years
     Operating equipment..................................    3 to 10 years
     Buildings............................................    20 to 33 years
     Other assets.........................................    3 to 7 years

Ships are depreciated to residual value. No residual value is assumed with respect to other tangible assets. Costs for fitting out construction support ships are capitalized and amortized over a period equal to the remaining useful life of the related equipment.

The asset's residual values, useful lives and methods of depreciation are reviewed at least annually, and adjusted if appropriate.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Discontinued Operations
The Group classifies assets and disposal groups as discontinued operations when it has been either disposed of or classified as held for sale and represents a single major line of business or geographical area of operation and is part of a coordinated plan for disposal. In the period an asset or disposal group has been disposed of, or is classified as held for sale, the results of the operation are reported as discontinued operations in the current and prior periods. General corporate overheads are allocated to continuing operations.

Assets Held for Sale
The Group classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal

                                                        [GRAPHIC OMITTED] Acergy

group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is highly probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Tendering and Bid Costs
Costs incurred in the tendering process are expensed as incurred, except those costs which are incurred once the Group has achieved "preferred bidder" status, when the project is considered highly probable of proceeding and a future benefit likely. Subsequent costs are accumulated until the project is awarded, at which point they are included in project costs for profit recognition purposes.

Business combinations and Goodwill
Business combinations are accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale, which are recognised and measured at fair value less costs to sell.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Intangible assets
Overview
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Except for capitalised development costs, internally generated intangible assets are not capitalised, and expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Research and development costs
Research costs are expensed as incurred. Development expenditure on an individual project is recognised as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses.

Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. During the period of development, the asset is tested for impairment at least annually or when indicators of impairment exist.

Patents and licences
The Group measures patents at acquired costs and amortises them on a straight-line basis over their period of validity.

Investment in associates and non-consolidated joint ventures
An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. Significant influence is defined as the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a commercial business governed by an agreement between two or more participants, giving them joint control over the business. The share of earnings recorded in the consolidated income statement is the after tax earnings of the joint ventures.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Group's share of net assets of the associate, less any provisions for impairment. The income statement reflects the Group's share of the results of operations of the associate. Losses of the associates in excess of the Group's interest in those associates are only recognised to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of recognised gains and losses. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

Impairment of non-financial assets
Overview
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. Where an asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

Impairment losses of continuing operations are recognised in profit or loss in those expense categories consistent with the function of the impaired asset.

                                                        [GRAPHIC OMITTED] Acergy

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists the Group makes an estimate of recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

The Group assesses whether there are any indicators that goodwill is impaired at each reporting date. Goodwill is tested for impairment, at least annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units to which the goodwill relates.

Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill at November 30.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operation disposed of and the portion of the cash-generating unit retained.

Associates and Non-Consolidated Joint Ventures
The Group determines at each balance sheet date whether there is any objective evidence that the investment in an associate or joint venture is impaired. If this is the case the Group calculates the amount of impairment as being the difference between the fair value of the associate or joint venture and the acquisition cost and recognises the amount in profit or loss.

Financial instruments
Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs.

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts.

Loans receivable and other receivables are carried at amortised cost using the effective interest rate method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the income statement.

Other financial investments are initially measured at cost including transaction costs. Changes in the fair value of investments classified at fair value through profit and loss are included in the income statement, while changes in the fair value of investments classified as available-for-sale are

                                                        [GRAPHIC OMITTED] Acergy

recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period. Investment income on investments classified at fair value through profit and loss and on available-for-sale investments is recognised in the income statement as it accrues.

Interest-bearing loans and overdrafts are recorded at the proceeds received, net of direct issue costs plus accrued interest less any repayments, and subsequently stated at amortised cost.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Finance charges, including premiums on settlement or redemption and direct issue costs, are accounted for on an accruals basis using the effective interest rate method.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (being assets that necessarily take a substantial period of time to get ready for their intended use or sale) are added to their cost. Such additions cease when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in the income statement in the period in which they are incurred.

Derivative Financial Instruments and Hedge accounting
The Group enters into both derivative financial instruments (derivatives) and non-derivative financial instruments in order to manage its foreign currency exposures. The principal derivatives used are forward foreign currency contracts.

All derivative transactions are undertaken, or maintained, with a view to managing the interest, currency or commodity price risks associated with the Group's underlying business activities and the financing of those activities.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the income statement in the same period in which the hedged item affects net profit or loss. Where a non-financial asset or a non-financial liability results from a forecasted transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that non-monetary asset or liability.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement as they arise, within finance costs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. Any cumulative gains or losses relating to cash flow hedges recognised in equity are retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects net profit or loss. If a forecasted hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement immediately.

                                                        [GRAPHIC OMITTED] Acergy

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Impairment of financial assets
The Group assesses at each balance sheet date whether any indications exist that a financial asset or group of financial assets is impaired.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced with the amount of the loss recognised in other operating income/expense. Impaired debts are derecognised when they are assessed as uncollectible.

Inventories
Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for using the weighted average cost basis.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Treasury shares
Own equity instruments which are reacquired (treasury shares) are deducted from equity at cost. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Cash and cash equivalents
Cash and cash equivalents in the balance sheet comprise cash at banks and on hand and short term highly liquid assets with an original maturity of three months or less and readily convertible to known amounts of cash. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Financial guarantee liabilities
Financial guarantee liabilities issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor (generally an associate or joint venture of the Group), fails to fulfil a commitment when due in accordance with the terms of a debt instrument.

Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issue of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the balance sheet date and the amount initially recognised.

Convertible Notes
The component of the convertible notes issued by the Group that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. The interest paid on those notes is charged as interest expense in the profit or loss. On issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non convertible bond; and this amount is classified as a financial liability measured at amortised cost until it is extinguished on conversion or redemption.

The fair value of the instrument less the fair value of the liability is allocated to the conversion option which is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

                                                        [GRAPHIC OMITTED] Acergy

Transaction costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Provisions
General
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Restructuring Charges
The Group accounts for restructuring charges, including statutory legal requirements to pay redundancy costs, when they can be reliably measured and there is a legal or constructive obligation. The Group recognizes a provision for redundancy costs when it has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring.

Legal Claims
The Group, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reliably estimated.

Warranty Costs
The Group provides for warranty costs arising in relation to its long-term contracts. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reliably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding.

Pensions and other post employment benefits
In accordance with the first-time adoption of IAS 19, Employee Benefits, the Group has decided to account for residual cumulative actuarial gains and losses in equity for post-employment benefits, not recognised as of December 1, 2006, and to continue to charge, in full, future actuarial gains and losses to equity through the Statement of Recognised Income and Expense.

The Group administers several defined contribution pension plans. Payments in respect of such schemes are charged to expense as they fall due. In addition, the Group administers a small number of defined benefit pension plans which require contributions to be made to separately administered funds. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method.

If the benefits are already vested following the introduction of, or changes to, a pension plan, past service cost is recognised immediately. The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognised and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognised and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

                                                        [GRAPHIC OMITTED] Acergy

The Group is also committed to providing lump-sum bonuses to employees upon retirement in certain countries. These retirement bonuses are unfunded, and are recorded in the financial statements at their actuarial valuation.

Share-based payment transactions
Certain employees of the Group (including senior executives) receive part of their remuneration in the form of share options, or 'equity-settled transactions'.

The cost of equity-settled transactions with employees, for awards granted after November 7, 2002, is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes method. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (`the vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The cumulative expense also includes the estimated future charge to be borne by the employer entity in respect of social security or national insurance contributions, based on the intrinsic unrealised value of the stock option using the stock price on the balance sheet date. The profit or loss charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use an asset.

Group as a lessee
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Operating lease payments are recognised as an expense in profit or loss on a straight line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

Group as a lessor
Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Revenue recognition
Long-term contracts
Long-term contracts are accounted for using the percentage-of-completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reliable estimate of gross profit to be established. In such cases, revenues are recognised to the extent of contract costs incurred where it is probable that they will be recoverable. The percentage-of-completion method is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contract revenues and contract costs. Provisions for anticipated losses are made in full in the period in which they become known.

                                                        [GRAPHIC OMITTED] Acergy

A major portion of the Group's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be measured reliably. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved.
During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change is accounted for in the period of change and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimate will not result in restating amounts in previous periods.

Service Revenues
Revenues received by the provision of services under charter agreements, day-rate contracts, reimbursable/cost-plus and similar contracts are recognised on an accruals basis. Revenue is recognised net of sales taxes.

Interest income
Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts.

Dividends
Dividend income is recognised when the Group's right to receive the payment is established.

Taxes
Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date. Current income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss.

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

     o where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
     o in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised, except:

     o where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

                                                        [GRAPHIC OMITTED] Acergy

     o in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Deferred income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority and the deferred income taxes relate to the same taxable entity or different taxable entities and the Group intends to settle its current tax assets and liabilities on a net basis.

Earnings per Share
Earnings per share are computed using the weighted average number of common shares and common share equivalents outstanding during each period. The convertible notes are included in the diluted earnings per share if the effect is dilutive regardless of whether the conversion price has been met. If the effect is dilutive the convertible notes are included in the weighted average number of common shares and common share equivalents from the beginning of the period or date of issue if later.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Appendix 2: Restatement of the Balance Sheet as at December 1, 2006

                                                        [GRAPHIC OMITTED] Acergy

The following is the detailed restatement of the December 1, 2006 Balance Sheet under IFRS:

                                                                                                            IAS 19         IAS 36
                                                                                                           Employee      Impairment
                                                                                                           Benefits      of Assets
                                                       Balance Sheet    Reclassification      IFRS 2      Recognition     Reversal
                                                      December 1,2006          of          Share-based    of Pension         of
US GAAP in IFRS format                                 under US GAAP    CTA and Dry-Dock     Payment     Under-funding   Impairment
---------------------------------------------------  ----------------   ----------------   -----------   -------------   ----------
In $ millions
ASSETS
Non-current assets
Intangible assets                                                 4.1                  -             -               -            -
Property, plant and equipment                                   645.6               28.4             -               -            -
Interest in associates                                           68.2                  -             -            (0.4)         8.6
Loans and Receivables                                            79.6              (28.4)            -            (5.9)           -
Deferred income tax assets                                       31.0                  -          10.4             6.1            -
                                                     ----------------   ----------------   -----------   -------------   ----------
Total Non-current assets                                        828.5                  -          10.4            (0.2)         8.6
                                                     ----------------   ----------------   -----------   -------------   ----------

Current assets
Inventories                                                      23.5                  -             -               -            -
Trade and other receivables                                     412.0                  -             -               -            -
Other accrued income and prepaid expenses                       206.9                  -             -               -            -
Restricted cash balances                                          4.1                  -             -               -            -
Assets held for sale                                             16.7                  -             -               -            -
Cash and cash equivalents                                       717.5                  -             -               -            -
                                                     ----------------   ----------------   -----------   -------------   ----------
Total current assets                                          1,380.7                  -             -               -            -
                                                     ----------------   ----------------   -----------   -------------   ----------
Total assets                                                  2,209.2                  -          10.4            (0.2)         8.6
                                                     ================   ================   ===========   =============   ==========

EQUITY
Share capital                                                   389.0                  -             -               -            -
Own shares                                                      (17.5)                 -             -               -            -
Paid-in surplus                                                 475.0                  -           5.0               -            -
Equity reserve                                                      -                  -             -               -            -
Translation Reserve                                              18.1              (18.1)            -               -            -
Accumulated Deficit                                            (154.3)              18.1          (7.6)              -          8.6
Other reserves                                                  (10.6)                 -             -           (15.3)           -
                                                     ----------------   ----------------   -----------   -------------   ----------
Equity attributable to equity holders of the parent             699.7                  -          (2.6)          (15.3)         8.6
                                                     ----------------   ----------------   -----------   -------------   ----------
Minority interest                                                18.7                  -             -               -            -
                                                     ----------------   ----------------   -----------   -------------   ----------
Total equity                                                    718.4                  -          (2.6)          (15.3)         8.6
                                                     ----------------   ----------------   -----------   -------------   ----------

LIABILITIES
Non-current liabilities
Borrowings                                                      507.1                  -             -               -            -
Deferred income tax liabilities                                  13.5                  -             -               -            -
Retirement benefit obligations                                   29.5                  -             -            15.1            -
Other liabilities                                                27.8                  -             -               -            -
                                                     ----------------   ----------------   -----------   -------------   ----------
Total Non-current liabilities                                   577.9                  -             -            15.1            -
                                                     ----------------   ----------------   -----------   -------------   ----------

Current liabilities
Trade and other payables                                        663.1                  -          13.0               -            -
Construction Contracts - Amounts due to clients                 234.8                  -             -               -            -
Current income tax liabilities                                   12.6                  -             -               -            -
Borrowings                                                        2.4                  -             -               -            -
                                                     ----------------   ----------------   -----------   -------------   ----------
Total current liabilities                                       912.9                  -          13.0               -            -
                                                     ----------------   ----------------   -----------   -------------   ----------
Total liabilities                                             1,490.8                  -          13.0            15.1            -
                                                     ----------------   ----------------   -----------   -------------   ----------
Total equity and liabilities                                  2,209.2                  -          10.4            (0.2)         8.6
                                                     ================   ================   ===========   =============   ==========

                                                                    IAS 32/39
                                                                    Financial
                                                      IAS 32/39    Instruments
                                                      Financial    Capitalised
                                                     Instruments      G/L on        Other         Balance Sheet
                                                     Convertible      Capex      non-material   December 1, 2006
US GAAP in IFRS format                                   Note         hedges        items          under IFRS
---------------------------------------------------  -----------   -----------   ------------   ----------------
In $ millions
ASSETS
Non-current assets
Intangible assets                                              -             -              -                4.1
Property, plant and equipment                                  -          (2.2)           1.4              673.2
Interest in associates                                         -             -            0.5               76.9
Loans and Receivables                                       (7.7)            -              -               37.6
Deferred income tax assets                                     -             -              -               47.5
                                                     -----------   -----------   ------------   ----------------
Total Non-current assets                                    (7.7)         (2.2)           1.9              839.3
                                                     -----------   -----------   ------------   ----------------

Current assets
Inventories                                                    -             -           (1.4)              22.1
Trade and other receivables                                    -             -              -              412.0
Other accrued income and prepaid expenses                   (1.3)            -              -              205.6
Restricted cash balances                                       -             -              -                4.1
Assets held for sale                                           -             -              -               16.7
Cash and cash equivalents                                      -             -              -              717.5
                                                     -----------   -----------   ------------   ----------------
Total current assets                                        (1.3)            -           (1.4)           1,378.0
                                                     -----------   -----------   ------------   ----------------
Total assets                                                (9.0)         (2.2)           0.5            2,217.3
                                                     ===========   ===========   ============   ================

EQUITY
Share capital                                                  -             -              -              389.0
Own shares                                                     -             -              -              (17.5)
Paid-in surplus                                                -             -              -              480.0
Equity reserve                                             110.7             -              -              110.7
Translation Reserve                                            -             -              -                  -
Accumulated Deficit                                         (1.9)            -              -             (137.1)
Other reserves                                                 -          (2.2)             -              (28.1)
                                                     -----------   -----------   ------------   ----------------
Equity attributable to equity holders of the parent        108.8          (2.2)             -              797.0
                                                     -----------   -----------   ------------   ----------------
Minority interest                                              -             -              -               18.7
                                                     -----------   -----------   ------------   ----------------
Total equity                                               108.8          (2.2)             -              815.7
                                                     -----------   -----------   ------------   ----------------

LIABILITIES
Non-current liabilities
Borrowings                                                (135.5)            -              -              371.6
Deferred income tax liabilities                             17.7             -              -               31.2
Retirement benefit obligations                                 -             -              -               44.6
Other liabilities                                              -             -            0.5               28.3
                                                     -----------   -----------   ------------   ----------------
Total Non-current liabilities                             (117.8)            -            0.5              475.7
                                                     -----------   -----------   ------------   ----------------

Current liabilities
Trade and other payables                                       -             -              -              676.1
Construction Contracts - Amounts due to clients                -             -              -              234.8
Current income tax liabilities                                 -             -              -               12.6
Borrowings                                                     -             -              -                2.4
                                                     -----------   -----------   ------------   ----------------
Total current liabilities                                      -             -              -              925.9
                                                     -----------   -----------   ------------   ----------------
Total liabilities                                         (117.8)            -            0.5            1,401.6
                                                     -----------   -----------   ------------   ----------------
Total equity and liabilities                                (9.0)         (2.2)           0.5            2,217.3
                                                     ===========   ===========   ============   ================

Appendix 2: Restatement of the Balance Sheet as at November 30, 2007

                                                        [GRAPHIC OMITTED] Acergy

The following is the detailed restatement of the November 30, 2007 Balance Sheet under IFRS:

                                                                                                               IAS 19
                                                                                                              Employee
                                              Balance                                                         Benefits
                                               Sheet                                            IAS 12      Recognition
                                           November 30,   Reclassification       IFRS 2      Income Taxes    of Pension
                                            2007 under       of CTA and        Share-based   Tax on Asset      Under-
US GAAP in IFRS format                        US GAAP         Dry-Dock           Payment       Transfers      funding
----------------------------------------   ------------   ----------------    ------------   ------------   ------------
In $ millions
ASSETS
Non-current assets
Intangible assets                                   3.7                  -               -              -              -
Property, plant and equipment                     787.8               31.2               -              -              -
Interest in associates                             98.0                  -               -              -           (0.4)
Loans and Receivables                              79.4              (31.2)              -              -           (0.9)
Deferred income tax assets                         48.2                  -             7.9              -            3.8
Derivative Financial Instruments                      -                  -               -              -              -
                                           ------------   ----------------    ------------   ------------   ------------
Total Non-current assets                        1,017.1                  -             7.9              -            2.5
                                           ------------   ----------------    ------------   ------------   ------------

Current assets
Inventories                                        30.6                  -               -              -              -
Trade and other receivables                       506.4                  -               -              -              -
Other accrued income and prepaid
 expenses                                         274.7                  -               -              -              -
Restricted cash balances                            8.9                  -               -              -              -
Assets held for sale                                1.1                  -               -              -              -
Cash and cash equivalents                         582.7                  -               -              -              -
                                           ------------   ----------------    ------------   ------------   ------------
Total current assets                            1,404.4                  -               -              -              -
                                           ------------   ----------------    ------------   ------------   ------------
Total assets                                    2,421.5                  -             7.9              -            2.5
                                           ============   ================    ============   ============   ============

EQUITY
Capital and reserves attributable to
 equity holders
Share capital                                     389.9                  -               -              -              -
Own shares                                       (111.2)                 -               -              -              -
Paid-in surplus                                   488.9                  -             4.0              -              -
Equity reserve                                        -                  -               -              -              -
Translation Reserve                                47.2              (18.1)              -              -              -
Accumulated Deficit                               (79.5)              18.1            (6.0)         (12.4)          (0.6)
Other reserves                                     (6.6)                 -               -              -           (9.7)
                                           ------------   ----------------    ------------   ------------   ------------
Equity attributable to equity holders
 of the parent                                    728.7                  -            (2.0)         (12.4)         (10.3)
                                           ------------   ----------------    ------------   ------------   ------------
Minority interest                                  18.1                  -               -              -              -
                                           ------------   ----------------    ------------   ------------   ------------
Total equity                                      746.8                  -            (2.0)         (12.4)         (10.3)
                                           ------------   ----------------    ------------   ------------   ------------

LIABILITIES
Non-current liabilities
Borrowings                                        506.3                  -               -              -              -
Deferred income tax liabilities                    17.9                  -               -              -              -
Retirement benefit obligations                     36.8                  -               -              -           12.8
Other liabilities                                  35.8                  -               -              -              -
                                           ------------   ----------------    ------------   ------------   ------------
Total Non-current liabilities                     596.8                  -               -              -           12.8
                                           ------------   ----------------    ------------   ------------   ------------

Current liabilities
Trade and other payables                          719.8                  -             9.9           12.4              -
Derivative Financial Instruments                      -                  -               -              -              -
Construction Contracts - Amounts
 due to clients                                   197.6                  -               -              -              -
Current income tax liabilities                    157.3                  -               -              -              -
Borrowings                                          3.2                  -               -              -              -
                                           ------------   ----------------    ------------   ------------   ------------
Total current liabilities                       1,077.9                  -             9.9           12.4              -
                                           ------------   ----------------    ------------   ------------   ------------
Total liabilities                               1,674.7                  -             9.9           12.4           12.8
                                           ------------   ----------------    ------------   ------------   ------------
Total equity and liabilities                    2,421.5                  -             7.9              -            2.5
                                           ============   ================    ============   ============   ============

                                                                          IAS 32/39
                                              IAS 36       IAS 32/39      Financial                                     Balance
                                            Impairment     Financial     Instruments                                     Sheet
                                            of Assets     Instruments    Capitalised       IAS 38         Other       November 30,
                                           Reversal of    Convertible       G/L on       Intangible    non-material      2007
US GAAP in IFRS format                      Impairment        Note       Capex hedges      Assets         items        under IFRS
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
In $ millions
ASSETS
Non-current assets
Intangible assets                                     -              -              -              -              -            3.7
Property, plant and equipment                         -              -           (5.6)             -            0.8          814.2
Interest in associates                              7.2              -              -            1.6              -          106.4
Loans and Receivables                                 -           (6.4)             -              -              -           40.9
Deferred income tax assets                            -              -              -              -              -           59.9
Derivative Financial Instruments                      -              -              -              -              -              -
                                           ------------   ------------   ------------   ------------   ------------   ------------
Total Non-current assets                            7.2           (6.4)          (5.6)           1.6            0.8        1,025.1
                                           ------------   ------------   ------------   ------------   ------------   ------------

Current assets
Inventories                                           -              -              -              -           (1.4)          29.2
Trade and other receivables                           -              -              -              -              -          506.4
Other accrued income and prepaid
 expenses                                             -           (1.3)             -              -              -          273.4
Restricted cash balances                              -              -              -              -              -            8.9
Assets held for sale                                  -              -              -              -              -            1.1
Cash and cash equivalents                             -              -              -              -              -          582.7
                                           ------------   ------------   ------------   ------------   ------------   ------------
Total current assets                                  -           (1.3)             -              -           (1.4)       1,401.7
                                           ------------   ------------   ------------   ------------   ------------   ------------
Total assets                                        7.2           (7.7)          (5.6)           1.6           (0.6)       2,426.8
                                           ============   ============   ============   ============   ============   ============

EQUITY
Capital and reserves attributable to
 equity holders
Share capital                                         -              -              -              -              -          389.9
Own shares                                            -              -              -              -              -         (111.2)
Paid-in surplus                                       -              -              -              -              -          492.9
Equity reserve                                        -          110.7              -              -              -          110.7
Translation Reserve                                   -              -              -              -              -           29.1
Accumulated Deficit                                 7.2          (16.4)             -            1.6           (0.6)         (88.6)
Other reserves                                        -              -           (5.6)             -              -          (21.9)
                                           ------------   ------------   ------------   ------------   ------------   ------------
Equity attributable to equity holders
 of the parent                                      7.2           94.3           (5.6)           1.6           (0.6)         800.9
                                           ------------   ------------   ------------   ------------   ------------   ------------
Minority interest                                     -              -              -              -              -           18.1
                                           ------------   ------------   ------------   ------------   ------------   ------------
Total equity                                        7.2           94.3           (5.6)           1.6           (0.6)         819.0
                                           ------------   ------------   ------------   ------------   ------------   ------------

LIABILITIES
Non-current liabilities
Borrowings                                            -         (119.7)             -              -              -          386.6
Deferred income tax liabilities                       -           17.7              -              -              -           35.6
Retirement benefit obligations                        -              -              -              -              -           49.6
Other liabilities                                     -              -              -              -              -           35.8
                                           ------------   ------------   ------------   ------------   ------------   ------------
Total Non-current liabilities                         -         (102.0)             -              -              -          507.6
                                           ------------   ------------   ------------   ------------   ------------   ------------

Current liabilities
Trade and other payables                              -              -              -              -              -          742.1
Derivative Financial Instruments                      -              -              -              -              -              -
Construction Contracts - Amounts
 due to clients                                       -              -              -              -              -          197.6
Current income tax liabilities                        -              -              -              -              -          157.3
Borrowings                                            -              -              -              -              -            3.2
                                           ------------   ------------   ------------   ------------   ------------   ------------
Total current liabilities                             -              -              -              -              -        1,100.2
                                           ------------   ------------   ------------   ------------   ------------   ------------
Total liabilities                                     -         (102.0)             -              -              -        1,607.8
                                           ------------   ------------   ------------   ------------   ------------   ------------
Total equity and liabilities                        7.2           (7.7)          (5.6)           1.6           (0.6)       2,426.8
                                           ============   ============   ============   ============   ============   ============

Appendix 2: Restatement of the Income Statement for the Year Ended November 30, 2007

                                                        [GRAPHIC OMITTED] Acergy

The following is the detailed restatement of the Income Statement for the year ended November 30, 2007 under IFRS:

                                                         Consolidated
                                                            Income
                                                          statement
                                                             for                                                       IAS 32/39
                                                          year ended                      IAS 16                       Financial
                                                         November 30,      IAS 19        Property,       IAS 38       Instruments
                                                          2007 under      Employee       Plant and     Intangible     Convertible
                                                           US GAAP        Benefits       Equipment       Assets          Note
                                                         ------------   ------------   ------------   ------------   ------------
In $ millions
Net operating revenue from continuing operations              2,663.4              -              -              -              -
Operating Expenses                                           (2,122.6)          (0.6)          (0.6)             -              -
                                                         ============   ============   ============   ============   ============
Gross profit                                                    540.8           (0.6)          (0.6)             -              -
                                                         ============   ============   ============   ============   ============

Selling, general and administrative expenses                   (227.7)             -              -              -              -
Other operating income/(loss), net                                0.4              -              -              -              -
Share of net income of non-consolidated joint ventures           31.3              -           (1.4)           1.6              -
                                                         ============   ============   ============   ============   ============
Net operating income from continuing operations                 344.8           (0.6)          (2.0)           1.6              -
                                                         ============   ============   ============   ============   ============

Investment income                                                30.8              -              -              -              -
Other gains and losses                                            2.1              -              -              -              -
Finance costs                                                   (22.9)             -              -              -          (14.5)
                                                         ============   ============   ============   ============   ============
Net income before taxes from continuing
 operations                                                     354.8           (0.6)          (2.0)           1.6          (14.5)
                                                         ============   ============   ============   ============   ============

Income tax provision                                           (199.9)                            -              -              -
                                                         ============   ============   ============   ============   ============
Net income/(loss) from continuing operations                    154.9           (0.6)          (2.0)           1.6          (14.5)
                                                         ============   ============   ============   ============   ============

Income/(loss) from discontinued operations                        5.9              -              -              -              -
                                                         ============   ============   ============   ============   ============
Net Income for the Period                                       160.8           (0.6)          (2.0)           1.6          (14.5)
                                                         ============   ============   ============   ============   ============

Attributable to:
Equity Holders                                                  153.6           (0.6)          (2.0)           1.6          (14.5)
Minority Interests                                                7.2              -              -              -              -
                                                         ============   ============   ============   ============   ============
Net income/(loss)                                               160.8           (0.6)          (2.0)           1.6          (14.5)
                                                         ============   ============   ============   ============   ============

                                                                                       Consolidated
                                                                                          Income
                                                                                        statement
                                                                                         for year
                                                            IFRS 2                        ended
                                                          Share-Based                  November 30,
                                                            Payment        IAS 12          2007
                                                         Transactions      Taxes        under IFRS
                                                         ------------   ------------   ------------
In $ millions
Net operating revenue from continuing operations                    -              -        2,663.4
Operating Expenses                                                3.1              -       (2,120.7)
                                                         ============   ============   ============
Gross profit                                                      3.1              -          542.7
                                                         ============   ============   ============

Selling, general and administrative expenses                        -              -         (227.7)
Other operating income/(loss), net                                  -              -            0.4
Share of net income of non-consolidated joint ventures              -              -           31.5
                                                         ============   ============   ============
Net operating income from continuing operations                   3.1              -          346.9
                                                         ============   ============   ============

Investment income                                                   -              -           30.8
Other gains and losses                                              -              -            2.1
Finance costs                                                       -           (1.6)         (39.0)
                                                         ============   ============   ============
Net income before taxes from continuing
 operations                                                       3.1           (1.6)         340.8
                                                         ============   ============   ============

Income tax provision                                             (1.5)         (10.8)        (212.2)
                                                         ============   ============   ============
Net income/(loss) from continuing operations                      1.6          (12.4)         128.6
                                                         ============   ============   ============

Income/(loss) from discontinued operations                          -              -            5.9
                                                         ============   ============   ============
Net Income for the Period                                         1.6          (12.4)         134.5
                                                         ============   ============   ============

Attributable to:
Equity Holders                                                    1.6          (12.4)         127.3
Minority Interests                                                  -              -            7.2
                                                         ============   ============   ============
Net income/(loss)                                                 1.6          (12.4)         134.5
                                                         ============   ============   ============

Appendix 2: Balance Sheet reclassifications from US GAAP format to IFRS format as at December 1, 2006

                                                        [GRAPHIC OMITTED] Acergy

                                              As at                             As at
                                            December 1,                       December 1,
                                               2006                              2006            Reclassified US GAAP Balance
US GAAP balance sheet in IFRS order          US GAAP      Reclassifications     US GAAP              Sheet in IFRS format
-----------------------------------------   -----------   -----------------   -----------    ------------------------------------
In $ millions
                                                                                             ASSETS
                                                                                             Non-current assets
Other intangible assets                             4.1                               4.1    Intangible assets
Tangible assets                                 1,096.6
Accumulated depreciation and amortisation        (451.0)
Total tangible assets, net                        645.6                             645.6    Property, plant and equipment
Investments in and advances to
 non-consolidated joint ventures                   68.2                              68.2    Investments in associates
Restricted cash deposits                           20.1               (20.1)
Deposits and non-current prepayments
 and receivables                                   53.6               (53.6)            -
Prepaid pension asset                               5.9                (5.9)            -
                                                                       79.6          79.6    Loans and Receivables
Deferred taxes                                     31.0                              31.0    Deferred income tax assets
Assets held for sale                               16.7               (16.7)            -    Derivative Financial Instruments
                                            ===========   =================   ===========    ====================================
                                                  845.2                   -         828.5    Total Non-current assets
                                            ===========   =================   ===========    ====================================

                                                                                             Current assets
Inventories and work-in-progress                   23.5                              23.5    Inventories
Receivables due and short-term advances
 to non-consolidated joint ventures                11.6               (11.6)
Trade receivables
 (net of allowance for doubtful accounts)         546.1              (145.7)        400.4
                                                                       11.6          11.6
                                                                                    412.0    Trade and other receivables
                                                                                             Other accrued income and prepaid
Prepaid expenses and other current assets          61.2               145.7         206.9    expenses
Restricted cash deposits                            4.1                               4.1    Restricted cash balances
Assets held for sale                                                   16.7          16.7    Assets held for sale
Cash and cash equivalents                         717.5                             717.5    Cash and cash equivalents
                                            ===========   =================   ===========    ====================================
Total current assets                            1,364.0                   -       1,380.7    Total current assets
                                            ===========   =================   ===========    ====================================
Total assets                                    2,209.2                   -       2,209.2    Total assets
                                            ===========   =================   ===========    ====================================

                                                                                             EQUITY
                                                                                             Capital and reserves attributable to
                                                                                             equity holders
Common Shares, $2.00 par value                    389.0                             389.0    Share capital
Own shares                                        (17.5)                            (17.5)   Own shares
Paid-in surplus                                   475.0                             475.0    Paid-in surplus
                                                                                             Equity reserve
Cumulative Translation Adjustment                     -                18.1          18.1    Translation Reserve
Accumulated deficit                              (154.3)                           (154.3)   Accumulated deficit
Accumulated Other reserves                          7.5               (18.1)        (10.6)   Other reserves
                                            ===========   =================   ===========    ====================================
                                                                                             Equity attributable to equity
Total shareholders' equity                        699.7                   -         699.7    holders of the parent
                                            ===========   =================   ===========    ====================================
Minority interests                                 18.7                              18.7    Minority Interest
                                            ===========   =================   ===========    ====================================
                                                  718.4                   -         718.4    Total equity
                                            ===========   =================   ===========    ====================================

                                                                                             LIABILITIES
                                                                                             Non-current liabilities
Long-term debt                                    507.1                             507.1    Borrowings
Deferred taxes                                     13.5                              13.5    Deferred income tax liabilities
Accrued pension liability                          29.5                              29.5    Retirement benefit obligations
Other long-term liabilities                        27.8                              27.8    Other liabilities
                                            ===========   =================   ===========    ====================================
                                                  577.9                   -         577.9    Total Non-current liabilities
                                            ===========   =================   ===========    ====================================

                                                                                             Current liabilities
Accounts payable and accrued liabilities          525.8              (525.8)
Accrued salaries and benefits                      75.6               (75.6)
Other current liabilities                          74.3               (74.3)
                                                                      663.1         663.1    Trade and other payables
                                                                                             Derivative Financial Instruments
                                                                                             Construction Contracts - Amounts due
Advance billings                                  234.8                             234.8    to clients
                                                                       12.6          12.6    Current income tax liabilities
Current maturities of long-term debt                2.4                               2.4    Borrowings
                                            ===========   =================   ===========    ====================================
Total current liabilities                         912.9                 0.0         912.9    Total current liabilities
                                            ===========   =================   ===========    ====================================

                                            ===========   =================   ===========    ====================================
Total liabilities                               1,490.8                 0.0       1,490.8    Total liabilities
                                            -----------   -----------------   -----------    ------------------------------------
Total liabilities and shareholders'
 equity                                         2,209.2                 0.0       2,209.2    Total equity and liabilities
                                            ===========   =================   ===========    ====================================